FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“A Life Sciences Company”

For Immediate Release:	October 27, 2005

Forbes Medi-Tech Completes US$6 Million Private Placement

Vancouver, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) announced today it has completed a US$6 million Private Placement, resulting in the issuance of Series B Convertible Preferred Shares (preferred shares) with warrants. The preferred shares are convertible at any time, without further consideration, at the option of the holder at a rate of US$1.65 per common share into a total of 3,636,363 common shares, subject to adjustment. The preferred shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at their issue price or convert the preferred shares to common shares at 90% of the date of maturity market price. The warrants entitle the holder to purchase up to 1,818,182 common shares of the Company at a price of US$2.06 per share for five years from the date of closing. Placement proceeds will be used to fund the Company’s pharmaceutical research program and for operational purposes.

“The financing is a strong vote of confidence by our new institutional investors for the Company’s growth prospects and allows us to focus our pharmaceutical development efforts on our cholesterol-lowering compound, FM-VP4, and the FM-VPx Library of Compounds,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc.

Merriman Curhan Ford & Co. acted as the placement agent for this transaction. Both Nasdaq and the TSX have accepted notice of this Private Placement, however, the terms and conditions of the placement are governed by Nasdaq rules and regulations.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the Company which statements can be identified by the use of forward-looking terminology such as “will”, “vision”, “strategy”, “to develop”, or any other variations thereon or comparable terminology referring to future dates, events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, uncertainty as to whether FM-VP4 or any other compound will be developed and marketed successfully or at all; the need for further clinical trials, and uncertainty as to their timing and outcome; research and development risks; product liability risks; insurance risks; the need for government approvals; manufacturing risks; partnership/strategic alliance risks; the effect of competition; the risk of adverse side effects; intellectual property risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.